Joseph P. Bartlett

Direct Dial: 310.201.7481 Direct Fax: 310.201.2380 E-Mail: jbartlett@ggfirm.com File Number: 03571-00003 Document Number: 1484857.2

August 5, 2005

United States Securities
and Exchange Commission
Washington, D.C. 20549-0404
Attn: Jennifer Hardy, Branch Chief

Re:	Allis-Chalmers Energy Inc. Form S-1 Filed June 24, 2005 File No. 333-126110

Ladies and Gentlemen:

     On behalf of Allis-Chalmers Energy Inc., this letter responds to the letter of Jennifer Hardy dated August 3, 2005, which we refer to herein as the comment letter. We have the following responses to the comments set forth in the comment letter.

     This letter is being filed simultaneously with the filing of an Amendment No. 2 to the Registration Statement, which we refer to herein as the Amendment.

Summary, page 5 and Selected Financial Data, page 17

1.	Your current disclosures of the non-GAAP measure that you present do not fully comply with Item 10(e) of Regulation S-K. If you continue to present a non-GAAP measure, please revise your disclosures to fully comply with Item 10(e) and the related FAQ. For example, we note that your current disclosures:

•	Do not always disclose the most comparable GAAP measure with equal or greater prominence;

•	Adjust the measure you present for items in addition to what the acronym suggests; and

•	Do not fully comply with our response to question #8 in the FAQ, including disclosing potential limitations.

     The Registrant has complied with this Comment. See Pages 1, 5, 6, 18 and 19 of the Amendment.

Risk Factors, page 17

2.	We note your response to prior comment number one. Please revise this risk factor to include the additional language proposed in your response.

     The Registrant has complied with this comment. See Page 12 of the Amendment.

Underwriting, page 63

3.	We note your response to prior comment nine. Please disclose the exercise price of the warrants. In addition, state the exemption to be relied upon for the sale of the warrants to the underwriter, as well as the exemption relied upon in exercising the warrants.

     We have disclosed the exercise price of the options and warrants on Page 13 of the Amendment. We have provided that the underwriter will not purchase options or warrants from selling stockholders. See Page 64 of the Amendment.

1900 Avenue of the Stars, 21st Floor, Los Angeles, California 90067
Telephone: 310.553.3610     Fax: 310.553.0687     Website: www.ggfirm.com

GREENBERG GLUSKER FIELDS CLAMAN
MACHTINGER & KINSELLA LLP

United States Securities and Exchange Commission
Attention: Jennifer Hardy, Branch Chief
August 5, 2005

Exhibit 1.1

4.	We note that section 11 (iii) appears to include a market-out provisions that, practically speaking, place the risk of the success of your offering on your company and results in the underwriter participating on a “best efforts” basis. Please supplementally explain to us how there provisions are consistent with a firm commitment offering. For guidance, please refer to the First Boston Corporation no-action letter, dated September 3, 1985.
     We do not believe that the market-out provision contained in Section 11(iii) of the Underwriting Agreement filed as Exhibit 1.1 to the Registration Statement is inconsistent with a firm-commitment underwriting. The First Boston Corporation no-action letter dated September 3, 1985 sets forth the position of the staff of the Commission that market-out provisions are inappropriate in the context of a firm-commitment underwriting to the extent they permit the underwriter to terminate its commitment based upon:
     • the occurrence of nonmaterial events affecting the issuer or the securities markets in general; or
     • an inability to market the securities.
     Section 11(iii) of the Underwriting Agreement deals with the impracticability or inadvisability of proceeding with the completion of the sale of the shares solely as a result of outbreaks of hostilities, crises, calamities or significant disruptions in the financial markets generally. The language of the provision requires that, in order for the underwriter to exercise the market out, it must determine that the event is material. Further, the provision is not intended to, and by its terms does not, provide an out for difficulties associated with marketing of this particular transaction. Rather, it is limited to developments that have such a significant effect on the financial markets that the marketing or consummation of any offering of securities would not be reasonably possible or advisable. Accordingly, this provision is not a market out of the type considered inappropriate by the staff as set forth in the First Boston Corporation no action letter.

Potential Acquisition

5.	After reviewing your responses dated July 13, 2005 and July 21, 2005, it appears to us that the potential acquisition from RPC is probable in the context of FRC 506.02(c)(ii). Due to the stage of the negotiations and the significance of the potential acquisition, we believe that the disclosures we requested in our letter dated June 1, 2005 are necessary and should be provided in the current registration statement on Form S‑1. Please revise our proposed disclosures to:
•	Delete your assertion that the equipment has an indefinite life and disclose the weighted average useful life over which it would be depreciated; and

•	Disclose why the assets to be acquired are not a business.

     The Registrant has complied with this comment. See Page 40 of the Amendment.

     Please contact the undersigned at 310-201-7481 to discuss any questions or comments regarding this letter or the Amendment.

Very truly yours,

      /s/ Joseph P. Bartlett

Joseph P. Bartlett

JPB:sa